Jefferies LLC
520 Madison Avenue
New York, New York 10022

September 19, 2017

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention:

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Re:                             Secoo Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-220174)

Registration Statement on Form 8-A (Registration No. 001-38201)

Ladies and Gentlemen:

We hereby join Secoo Holding Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on September 21, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 562 copies of the Company’s preliminary prospectus dated September 11, 2017 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JEFFERIES LLC
As Representative of the several Underwriters

JEFFERIES LLC

By:	/s/ David Mastrangelo
Name: David Mastrangelo
Title: Managing Director